Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market in general that its Board of Directors, meeting today, renewed the buy-back program for own shares as follows:

“Whereas:
a)         on July 30, 2015, the Board of Directors authorized the acquisition of own shares during the period from August 5, 2015 to August 4, 2016, pursuant to the limits of up to 11,000,000 of common shares and 55,000,000 preferred shares;

b)         on July 31, 2015, there were 2,795 common shares and 92,685,065 preferred shares issued by the Company held as treasury stock and in the period from August 5, 2015 to August 26, 2015, 30,380,000 preferred shares issued by the Company were acquired; and

c)         the share acquisition process has the purpose of applying available funds and the Company hereby believes this authorization to be in the best interests of its shareholders as well as any buybacks conducted within the scope of same.

Resolved:
(i) to terminate on this date, for anticipation, the period established at the meeting of July 30, 2015 for the acquisition of shares issued by the Company;

(ii) to renew the limits for these acquisitions, authorizing the acquisition of up to 11,000,000 common shares and 50,000,000 preferred shares issued by the Company, with no reduction in the value of the capital stock, for holding as treasury stock, cancelation or resale to the Market, pursuant to paragraphs 1 and 2 of Article 30 of Law 6.404/76 and CVM instructions 10/1980, 268/1997 and 390/2003;

(iii) ascribe to the Board of Officers, the powers to establish the opportunity for the share acquisitions within these limits, which represent less than 10% of the free float of the 287,786,288 common shares and the 2,921,796,086 preferred shares registered on July 31, 2015; and

(iv) that these acquisitions be effected through the Stock Exchanges during the period from August 28, 2015 to August 26, 2016, at market value and intermediated by Itaú Corretora de Valores S.A., with its registered offices at Av. Brigadeiro Faria Lima, 3500, 3º andar, Parte, in the city and state of São Paulo”.

São Paulo, August 27, 2015.

MARCELO KOPEL
Investor Relations Officer